Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Trustees
Entertainment Properties Trust:
We consent to the use of our reports dated February 23, 2009, with respect to the consolidated balance sheets of Entertainment Properties Trust and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2008, and all related financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2008, incorporated herein by reference.
KPMG LLP
/S/ KPMG LLP
Kansas City, Missouri
May 22, 2009